SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Neos Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

64052L106

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 64052L106	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Delaware Street Capital Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 938,598
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 938,598
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 938,598
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9% **
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 64052L106	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) DSC Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 938,598
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 938,598
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 938,598
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9% **
12	TYPE OF REPORTING PERSON* PN, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 64052L106	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) DSC Managers, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 938,598
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 938,598
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 938,598
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9% **
12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 64052L106	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) DSC Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 938,598
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 938,598
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 938,598
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9% **
12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 64052L106	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew G. Bluhm
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 938,598
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 938,598
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 938,598
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9% **
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) relates to shares of Common Stock, par value $0.001 (“Common Stock”), of Neos Therapeutics, Inc., a Delaware corporation (the “Issuer”), and is being filed on behalf of (i) Delaware Street Capital Master Fund, L.P. (the “Fund”), a Cayman Islands exempted limited partnership, (ii) DSC Advisors, L.P. (“DSCA”), a Delaware limited partnership, as investment manager to the Fund, (iii) DSC Managers, L.L.C (“DSCM”), a Delaware limited liability company, as general partner of the Fund, (iv) DSC Advisors, L.L.C. (“DSCA LLC”), a Delaware limited liability company, as the general partner of DSCA, and (v) Andrew G. Bluhm, the principal of DSC LLC (the persons mentioned in (ii), (iii), (iv) and (v) above are referred to herein as the “Delaware Street Capital Group,” and, together with the Fund, the “Reporting Persons”). All shares of Common Stock are held by the Fund.

Item 1(a)	Name of Issuer.

Neos Therapeutics, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

2940 N. Hwy 360

Grand Prairie, TX 75050

Item 2(a)	Name of Person Filing.

(i) Delaware Street Capital Master Fund, L.P., (ii) DSC Advisors, L.P. (iii) DSC Managers, L.L.C, (iv) DSC Advisors, L.L.C. and (v) Andrew G. Bluhm.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

900 North Michigan, Suite 1600

Chicago, IL 60611

Item 2(c)	Citizenship or Place of Organization.

The Fund is a Cayman Islands exempted limited partnership. DSCA is a Delaware limited partnership. DSCM is a Delaware limited liability company. DSCA LLC is a Delaware limited liability company. Mr. Bluhm is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.001 (the “Common Stock”).

Item 2(e)	CUSIP Number.

64052L106

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Inapplicable.

Item 4	Ownership.

(a)	The Fund may be deemed the beneficial owner of 938,598 shares of Common Stock it holds. The Delaware Street Capital Group may be deemed the beneficial owner of 938,598 shares of Common Stock held by the Fund.

(b)	The Reporting Persons may be deemed the beneficial owners of 5.9% of the Issuer’s outstanding shares of Common Stock. This percentage was calculated by dividing (i) 938,598, the number of shares of Common Stock held by the Fund, by (ii) 15,942,546, the number shares of Common Stock issued and outstanding as of November 13, 2015, as reported in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 13, 2015.

(c)	The Fund has the sole power to vote and dispose of the 938,598 shares of Common Stock it holds directly. The Delaware Street Capital Group has the shared power to vote and dispose of the 938,598 shares of Common Stock held by the Fund.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

Inapplicable.

Exhibits	Exhibit 1

Joint Filing Agreement by and among the Reporting Persons dated as February 10, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2016

Delaware Street Capital Master, L.P.

By: DSC Managers, L.L.C., its general partner

By:	/s/ Andrew G. Bluhm
Name: Andrew G. Bluhm
Title: Managing Member

DSC Managers, L.L.C.

By:	/s/ Andrew G. Bluhm
Name: Andrew G. Bluhm
Title: Managing Member

DSC Advisors, L.P.

By: DSC Advisors, L.L.C., its general partner

By:	/s/ Andrew G. Bluhm
Name: Andrew G. Bluhm
Title: Managing Member

DSC Advisors, L.L.C.

By:	/s/ Andrew G. Bluhm
Name: Andrew G. Bluhm
Title: Managing Member

/s/ Andrew G. Bluhm
Andrew G. Bluhm